                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                            _______________________

                                  SCHEDULE 13D
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (AMENDMENT NO. 2)


                            DATA TRANSLATION, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 par value
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                  238016 10 9
            -------------------------------------------------------
                                 (CUSIP number)

                            Alfred A. Molinari, Jr.
                     President and Chief Executive Officer
                             Data Translation, Inc.
                                100 Locke Drive
                               Marlboro, MA 01752
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                November 3, 1998
            -------------------------------------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

                       (Continued on the following pages)

                              (Page 1 of 5 Pages)
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-----------------------                                    ---------------------
 CUSIP NO. 238016 10 9                13D                    PAGE 2 OF 5 PAGES
=======================------------------------------------=====================
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      ALFRED A. MOLINARI, JR.

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                                      (a) [_]
                                                                        (b) [_]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF

--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                        [_]


--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            402,162

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          NONE
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             402,162

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          NONE

--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      402,162 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      18.8%

--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

================================================================================
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                                                             PAGE 3 OF 5 PAGES

     Alfred A. Molinari, Jr. ("Mr. Molinari") hereby amends and supplements his originally filed Statement on Schedule 13D filed December 9, 1996, as amended by Amendment No. 1 to his Statement on Schedule 13D filed February 20, 1998, with respect to the common stock, par value $.01 per share, of Data Translation, Inc., a Delaware corporation.

ITEM 1.  SECURITY AND ISSUER.
         -------------------

     The securities to which this statement relates are the shares of common stock, par value $.01 per share (the "Common Stock") of Data Translation, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 100 Locke Drive, Marlboro, MA 01752.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

     (a)             Name: Alfred A. Molinari, Jr.
                     ----

     (b)             Business Address:
                     ----------------
                     100 Locke Drive
                     Marlboro, Massachusetts 01752

     (c)             Principal Occupation; Name and Principal Business Address:
                     ---------------------------------------------------------
                     President and Chief Executive Officer
                     Data Translation, Inc.
                     100 Locke Drive
                     Marlboro, Massachusetts 01752

     (d) and (e).    During the last five years, Mr. Molinari has neither been
                     convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)             Citizenship:  United States
                     -----------


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

     On November 3, 1998, Mr. Molinari purchased 95,000 shares (the "Shares") of the Common Stock through a broker in an open market transaction. The Shares were purchased at a per share price of $1.50 for an aggregate purchase price of $142,500. Mr. Molinari used his own assets for such purchase and no part of the purchase price consisted of borrowed funds.
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                                                             PAGE 4 OF 5 PAGES

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

     Mr. Molinari acquired and holds the Shares, and all other shares of the Common Stock held by him, for investment purposes only.

     Mr. Molinari has no present plan to acquire additional securities of the Company; however, no assurance can be given that Mr. Molinari may not from time to time acquire additional securities of the Company depending upon future market conditions.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER.
         --------------------------------

     (a) Mr. Molinari directly beneficially owns 402,162 shares of Common Stock, representing approximately 18.8% of the issued and outstanding Common Stock as of the date of this Amendment. The number of shares beneficially owned includes 47,146 shares of Common Stock which Mr. Molinari has the right to acquire pursuant to stock options which are either currently exercisable or exercisable within sixty (60) days of the date of this Amendment.

     (b) Mr. Molinari has sole power to vote and dispose of 402,162 shares of Common Stock.

     (c) Except as described in Item 3 above, Mr. Molinari has not effected any transactions in the Common Stock of the Company during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ---------------------------

     Mr. Molinari is not a party to any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

     None.
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                                                             PAGE 5 OF 5 PAGES

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: November 6, 1998                /s/ Alfred A. Molinari, Jr.
                                       -------------------------------
                                       Alfred A. Molinari, Jr.